June 23, 2010

VIA EDGAR AND OVERNIGHT

Mr. Daniel L. Gordon
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	AlphaMetrix Managed Futures LLC (Aspect Series)
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
File No. 0-52192

Dear Mr. Gordon:

On behalf of AlphaMetrix, LLC, the manager of AlphaMetrix Managed Futures LLC (Aspect Series) (the “Registrant”), we thank you for your comment letter dated June 14, 2010 relating to the Registrant’s Form 10-K filed on March 31, 2010 (the “Form 10-K”).  For your convenience, the comments included in your June 14, 2010 letter are set forth verbatim below, together with the Registrant’s responses thereto.

Exhibit 13.01

Consolidated Statements of Financial Condition, page 2

1.	We note that a significant portion of the cash held by the clearing broker is restricted. In future filings, please identify restricted cash on the consolidated statements of financial condition.

The Registrant excluded the restricted cash held by the Clearing Broker from the consolidated statements of financial condition because the amount of the Registrant’s cash held at its Clearing Broker as of December 31, 2009 that is restricted to meet margin requirements is not in fact significant. Assuming that the amount of cash held at the Registrant’s Clearing Broker does not become significant, the notes to the financial statements included with future filings will be amended to eliminate the statement that “substantially all” of the Registrant’s assets held at the Clearing Broker is restricted cash.  Instead, the notes will state that “a portion of the Series’ assets maintained at the Clearing Broker is restricted cash required to meet maintenance margin requirements.”  Such disclosure will be consistent with the statement regarding restricted cash included in Item 7 of the Form 10-K under the heading “Liquidity.” In addition, if the portion of the Registrant’s cash held at the Clearing Broker that is restricted actually becomes significant in

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships future periods, the Registrant will identify restricted cash on the consolidated statements of financial condition and the statements referenced above will of course be modified accordingly.

Note 2. Summary of Significant Accounting Policies

Cash at the Clearing Broker, page 7

2.
The comment above notwithstanding, please clarify to us and in future filings the amount of cash that is restricted.  We note that your disclosure indicates that “Substantially all of the Series’ assets maintained at the Clearing Broker is restricted cash”.  However, your disclosure also seems to indicate that restricted cash is approximately $7.3 million.

The amount of restricted cash as of December 31, 2009 was $7.3 million.  Please see the Registrant’s response to comment no. 1, which describes how the disclosure in question will be modified.

*           *           *           *           *

In connection with your letter and the registration statement noted above the Registrant acknowledges the following:

1.	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

2.	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Aleks Kins